UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: October 31, 2007                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    OCTOBER 31, 2007

     TUMI COMPLETES RC DRILL PROGRAM AT LA TRINI SILVER-GOLD PROJECT, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR "THE COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President of Tumi, announces the completion of the Phase 3 reverse circulation (RC) drill program at its 100% owned La Trini silver-gold project in Mexico. Fifteen drill holes were completed totalling 2,331.5m.

In September 2005, the Company announced the results of the initial 15 hole RC drill program (see press release dated September 29, 2005). In March 2007, a Phase 2 RC drill program comprising 11 holes and totalling 1,953m was completed in the core mineralized zone (see press release dated April 16, 2007).

These drill programs, coupled with the surface and underground sampling programs in and adjacent to the main target area, have defined a 400m long, northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from the first two drill programs, within the higher grade zone, include TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t
Ag), TRRC 10 (10.1m at 1.6 g/t Au and 130 g/t Ag), TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC 32 (24.4m grading 6.4 g/t Au and 1,629 g/t Ag.

The Phase 3 program has successfully completed its objectives. Three holes were drilled at 25m spacing around the high grade mineralization found in drill hole TRRC32; eleven holes were drilled on a 50m by 50m drill pattern to infill the mineralized zone over an area of about 200m by 250m, and one hole was drilled to the NE obliquely to the mineralized zone, to intersect what may be the fault controlling the limit of mineralization to the east. A surface plan of all drill holes completed in the core mineralized zone may be viewed at the following web link - www.tumiresources.com/en/latrini.shtml.

Samples from the program are still being split and progressively sent to International Plasma Labs Ltd. in Vancouver, Canada, for assay. As part of the Company's sample control program, blanks, known standards and duplicates are also being assayed. Results will be reported when available.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini project area to observe the Phase 3 drill program and sampling procedures and has verified the contents of this news release.
On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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